Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

October 16, 2017

Re:	Planet Alpha Corp.

Draft Offering Statement on Form 1-A

Submitted September 7, 2017

CIK No. 0001703994

Dear Ms. Ransom:

Thank you for your comments of October 5, 2017 regarding the Draft Offering Statement of Planet Alpha Corp. (the “Company”). We appreciate the opportunity to respond to your comments.

Offering Circular

General

1. Please revise to ensure consistency throughout the offering circular, regarding the nature of your offering. For example, we note that the cover page indicates that a minimum purchase is required. However, throughout your disclosure you state that there is no minimum purchase

The cover page note identifying a minimum individual investment has been removed.

2. Please revise the disclosure throughout your offering circular to explain industry jargon to an investor not in your business. For example, we note your disclosure on page 8 that “[y]our carbon products based approach fractionalizes the monetization of carbon storage across project time and space and allows, potentially, all of humanity to participate as investor or as consumer in establishing a new business and planetary paradigm for GHG management and sustainability of the Earth's Peoples and natural resources.”

Language has been revised throughout to make the language used more accessible to investors who are not involved in the industry.

Cover Page

3. We note that you are offering Series A Preferred stock and that your disclosure on page 64 describes these securities as non-voting stock. Please revise here or elsewhere in your offering circular to more prominently note the non-voting nature of the stock being offered. Also, include related disclosure in your “Summary of Risks” on page 8. Refer to Item 3 in Part II of Form 1-A.

The disclosure has been amended to highlight the non-voting nature of the securities offered.

Risk Factors with Respect to the Securities in this Offering, page 16

4. Please expand your disclosure to discuss Mr. Marino’s potential conflicts of interest arising from his role as founder of Planetary Emissions Management (PEM), with whom you have a licensing agreement.

The disclosure has been amended to identify the conflict of interest risk between the Company and PEM.

Dilution, page 17

5. We refer you to the table on page 18. It is unclear why the post-financing shares issued and outstanding are the same for all four scenarios. Please review for accuracy and revise as appropriate to reflect the assumptions of 25%, 50% and 75% of the shares being sold.

The disclosure has been amended to reflect the correct values for the post-financing shares issued and outstanding.

6. Please likewise review for accuracy your calculation of the increase/decrease per share attributable to new Investors and revise as appropriate

The disclosure has been amended to reflect the correct values for the post-financing shares issued and outstanding.

Use of Proceeds, page 22

7. Please clarify how your allocation of the use of proceeds considers the costs associated with payments made to landowners pursuant to landowner contracts, as discussed on page 30, and initial and milestone payments under the license agreement with PEM, as discussed on page 52.

The disclosure has been amended to include additional description of the line items identified in the use of proceeds table. Additionally, the values have been adjusted.

The Company’s Business, page 24

8. We note that the graphics on this section include images, charts and graphs with small text. Please revise the graphics to provide a readable presentation for a potential investor.

The disclosure has been amended with revised graphics that the Company believes is readable for potential investors.

The Company’s Business, page 24

9. Please revise this section to clarify for investors that you have no projects in operation and that you do not anticipate generating revenue until at least 2019, if at all. Also clarify that PαC’s technology has not been demonstrated or tested across large landscapes. This disclosure should be appropriately prominent.

The disclosure has been amended to prominently state that the Company has no current projects, does not anticipate revenues until 2019, if at all, and that the technology has not yet been demonstrated across large landscapes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 56

10. Pursuant to Item 9(c) of Form 1-A, please disclose whether, in your opinion, the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement your plan of operations.

The disclosure has been amended to identify the Company’s financing requirements for its Plan of Operations.

11. We note your inclusion of revenue projections for 10, 20 and 30 years. Given you have not begun operations, please explain how you determined projections for that length of time were reasonable. Please note that while the Commission encourages the use of management’s projections of future economic performance that have a reasonable basis and are presented in an appropriate format (refer to Part II(b) of Form 1-A), a company with a limited or no operating history usually does not have a reasonable basis for presenting projections beyond one year. Moreover, please explain why you believe it is appropriate to present a projection of revenue without a corresponding measure of income and corresponding projected costs. Though not directly applicable you might refer to the AICPA’s guide, Prospective Financial Information, as well as the guidelines for projections in Item 10 of Regulation S-K. Finally, please disclose why your assumption regarding projected sales price is not consistent with the more conservative price of $5 per metric ton of carbon dioxide discussed on page 32.

The disclosure has been amended to remove the extrapolation of revenue projects for 20 and 30 years. Additional description has been provided for inclusion of an illustrative example of how the company would estimate future revenues after entering into final project agreements over a 10-year period. The disclosure clarifies that it is not a projection of actual income, but an illustration of the method the company will use to project income as no final agreements are in place. The Company believes it is important for investor understanding of the business to see how the company would estimate the value of a project based on the amount of land, carbon sequestration potential, the price of carbon on international markets, and the agreement term.

Employee and Service Provider Equity Incentive Plan, page 62

12. Please expand your disclosure to include a description of your 2017 Equity Incentive Plan. In this regard, we note that the plan has been adopted and filed as an exhibit. Refer to Item 11(d) in Part II of Form 1-A.

The disclosure has been amended to include additional description of the plan that is relevant to investors, specifically the number of shares reserved for the plan, and the rules regarding the exercise price of issued options under the plan.

Securities Being Offered

Series A Preferred Stock, page 64

13. Please disclose the conversion terms of the Series A Preferred Stock being offered in this offering statement.

There are no conversion terms for the Series A Preferred Stock as stated under “Rights and Preferences” and references to the conversion of the stock have been removed.

Financial Statements, page F-5

14. If the offering statement is not qualified by October 27, 2017, please update your financial statements pursuant to paragraphs (c) and (b)(3)(D) to Part F/S of Form 1-A.

The Company intends to file interim financial statements for the period ending June 30, 2017 in a subsequent filing prior to qualification. The Company understands that the Form 1-A must be made public for at least 21 calendar days prior to qualification. As such, qualification prior to October 27, 2017 will not be possible.

Notes to the Financial Statements, page F-6

15. We note the Chief Executive Officer, Bruno Marino, is also the founder of Planetary Emissions Management (PEM) with whom you have a licensing agreement. Please tell us what consideration you gave to the related party disclosure requirements of ASC 850-10-50.

The Company has amended its financial statements to reflect its intent to comply with ASC 850-10-50.

Note 5: Recent Accounting Pronouncements, page F-8

16. Please tell us whether you have made the one time irrevocable election to delay complying with any new or revised accounting standards pursuant to paragraph (a)(3) to Part F/S of Form 1-A. If so, please disclose such election.

The Company has amended its financial statements to reflect it has not made the one-time election.

Note 6: Subsequent events, page F-8

17. Your disclosure indicates 5,000,000 shares of Series A Preferred stock have been issued. Please explain this issuance to us in greater detail and also address the inconsistency with your disclosure on page F-9 and elsewhere throughout the document where you indicate no Preferred Stock has been issued.

The Company has amended its financial statements to reflect that the note was drafted in error when referencing the stock authorized for the current offering.

Exhibit

18. Please file the escrow agreement as an exhibit to the offering statement. Refer to Item 17(8) in Part III of Form 1-A.

The escrow agreement has been included as an exhibit to the offering statement.

Thank you again for the opportunity to respond to your questions to the Draft Offering Statement of Planet Alpha Corp. If you have additional questions or comments, please contact me at Andrew.stephenson@khlklaw.com.

Sincerely,

/s/Andrew Stephenson

Andrew Stephenson

KHLK LLP

cc: Bruno D.V Marino